MNP LLP

June 15, 2021

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Red White & Bloom Brands Inc. – Change of Auditor

Pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations,* we have reviewed the information contained in the Notice of Change of Auditor of Red White & Bloom Brands Inc dated June 14, 2021 (the "**Notice**") and, based on our knowledge of such information at this time we agree with all of the statements made in the Notice.

Yours very truly,

MNP LLP

Chartered Professional Accountants
Toronto, Ontario